UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-17f-2

Certificate of Accounting or Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.	Investment Company Act File Number:	Date examinations completed:

811-21694	July 28, 2008

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MI	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Mellon Optima L/S Strategy Fund, LLC

4.	Address of principal executive office: (number, street, city, state, zip code):

BNY Mellon Financial Center, One Boston Place, Boston, Massachusetts 02108

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Public Accounting Firm

To the Board of Directors

Mellon Optima L/S Strategy Fund, LLC

We have examined management’s assertion about Mellon Optima L/S Strategy Fund, LLC’s (the “Company”) compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (“the Act”) as of September 30, 2007, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2007, and with respect to agreement of security and similar investments purchases and sales, for the period from March 31, 2007 (date of last examination) to September 30, 2007.

Confirmation of all investment fund positions held by the Fund directly with the underlying investment fund’s general partners/managing members as of September 30, 2007;

Reconciliation of all such investment fund positions to the books and records of the Fund;

Agreed pending investment fund contributions and redemptions for the Fund as of September 30, 2007 to the corresponding subsequent bank statements;

Agreed investment fund contributions and redemptions made by the Fund to bank statements for the period from April 1, 2007 through September 30, 2007.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Mellon Optima L/S Strategy Fund, LLC was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of count date with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP

New York, New York

July 28, 2008

Mellon Optima L/S Strategy Fund, LLC

Management Statement Regarding Compliance with

Certain Provisions

of the Investment Company Act of 1940

July 28, 2008

We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2007 and for the period March 31, 2007 (date of last examination) through September 30, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2007 and for the period March 31, 2007 (date of last examination) through September 30, 2007 with respect to securities and similar investments reflected in the investment account of the Fund.

By:	/s/ STEVEN M. ANDERSON
Steven M. Anderson

Vice President, Treasurer and Chief Financial Officer

Report of Independent Public Accounting Firm

To the Board of Directors

Mellon Optima L/S Strategy Fund, LLC

We have examined management’s assertion about Mellon Optima L/S Strategy Fund, LLC’s (the “Company”) compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (“the Act”) as of December 31, 2007, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2007, and with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2007 (the date of last examination) to December 31, 2007.

Confirmation of all investment fund positions held by the Fund directly with the underlying investment fund’s general partners/managing members as of December 31, 2007;

Reconciliation of all such investment fund positions to the books and records of the Fund;

Agreed pending investment fund contributions and redemptions for the Fund as of December 31, 2007 to the corresponding subsequent bank statements;

Agreed investment fund contributions and redemptions made by the Fund to bank statements for the period from October 1, 2007 through December 31, 2007.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Mellon Optima L/S Strategy Fund, LLC was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of count date with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP

New York, New York

July 28, 2008

Mellon Optima L/S Strategy Fund, LLC

Management Statement Regarding Compliance with

Certain Provisions

of the Investment Company Act of 1940

July 28, 2008

We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2007 and for the period September 30, 2007 (date of last examination) through December 31, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2007 and for the period September 30, 2007 (date of last examination) through December 31, 2007 with respect to securities and similar investments reflected in the investment account of the Fund.

By:	/s/ STEVEN M. ANDERSON
Steven M. Anderson

Vice President, Treasurer and Chief Financial Officer

Report of Independent Public Accounting Firm

To the Board of Directors

Mellon Optima L/S Strategy Fund, LLC

We have examined management’s assertion about Mellon Optima L/S Strategy Fund, LLC’s (the “Company”) compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (“the Act”) as of March 31, 2008, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2008, and with respect to agreement of security and similar investments purchases and sales, period from December 31, 2007 (the date of last examination) to March 31, 2008.

Confirmation of all investment fund positions held by the Fund directly with the underlying investment fund’s general partners/managing members as of March 31, 2008;

Reconciliation of all such investment fund positions to the books and records of the Fund;

Agreed pending investment fund contributions and redemptions for the Fund as of March 31, 2008 to the corresponding subsequent bank statements;

Agreed investment fund contributions and redemptions made by the Fund to bank statements for the period from January 1, 2008 through March 31, 2008.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Mellon Optima L/S Strategy Fund, LLC was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of count date with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Mellon Optima L/S Strategy Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP

New York, New York

July 28, 2008

Mellon Optima L/S Strategy Fund, LLC

Management Statement Regarding Compliance with

Certain Provisions

of the Investment Company Act of 1940

July 28, 2008

We, as members of management of Mellon Optima L/S Strategy Fund, LLC (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2008 and for the period December 31, 2007 (date of last examination) through March 31, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008 and for the period December 31, 2007 (date of last examination) through March 31, 2008 with respect to securities and similar investments reflected in the investment account of the Fund.

By:	/s/ STEVEN M. ANDERSON
Steven M. Anderson

Vice President, Treasurer and Chief Financial Officer